July 10, 2024

Wai Yiu Yau
Chief Executive Officer
Globavend Holdings Ltd
Office 1401, Level 14, 197 St Georges Tce,
Perth, WA 6000
Australia

       Re: Globavend Holdings Ltd
           Registration Statement on Form F-1
           Filed June 28, 2024
           File No. 333-280554
Dear Wai Yiu Yau:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Clayton Parker, Esq.